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February 9, 2011
By Electronic Transmission
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David L. Orlic, Esq.

Re:	Matrixx Initiatives
Amendment No. 7 to Schedule TO-T
Filed on February 3, 2011
File No. 005-47511
Dear Mr. Orlic:
     On behalf of Wonder Holdings, Inc., Wonder Holdings Acquisition Corp., H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Bayside Advisors II, LLC, H.I.G.-GPII, LLC, Sami W. Mnaymneh and Anthony A. Tamer (collectively, the “Bidders”), we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2011, with respect to the Amendment No. 7 to the Bidders’ Tender Offer Statement on Schedule TO that was filed with the Commission on February 3, 2011 (as amended, the “Schedule TO”). We are concurrently filing Amendment No. 8 to the Schedule TO (the “Schedule TO Amendment”) in response to the Staff’s comments.
     The text of the Staff’s comments has been included in this letter in italics for your convenience.
Items 1 through 9 and 11
     1. We note in subparagraph (3) the statement that certain stockholders that represent approximately 18% of Matrixx’s outstanding shares intend to tender their shares into the offer, including BML Investment Partners, L.P. Please provide support for this assertion as to the intentions of these third parties other than BML, with whom you have a signed agreement.
Hong Kong     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Securities and Exchange Commission
February 9, 2011

Please also revise your disclosure to make clear that these stockholders may change their intentions at any time and that H.I.G. has no ability to ensure that these third parties tender their securities.
     Response: As disclosed in Section 10 (“Background of the Offer; Past Contacts or Negotiations with Matrixx”) of the Offer to Purchase in revision (5) in Amendment No. 7 to the Schedule TO, the Bidders’ assertion regarding the intentions of these stockholders is based upon conversations between representatives of the Bidders and the stockholders that occurred on or about February 1, 2011, at which time the stockholders indicated, formally or informally, that they would tender their shares if the offer price was increased to $8.75 per share. We have revised the disclosure in the Offer to Purchase in response to the Staff’s comment to make clear that the stockholders that have indicated that they intend to tender (other than BML Investment Partners, L.P., which is a party to the Tender and Voting Agreement) may change their intention to tender at any time and the Bidders have no ability to ensure that these stockholders will tender their securities and, if they do, that they will not subsequently withdraw them. Please see the revision in the Schedule TO Amendment.
     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Bidders or the Schedule TO, please feel free to contact me by phone at (312) 862-2191 or by facsimile at (312) 862-2200.

Sincerely,
/s/ James S. Rowe
James S. Rowe

cc:	Michael H. Weed, P.C., Kirkland & Ellis LLP Brian D. Schwartz, H.I.G. Capital, LLC Richard H. Siegel, H.I.G. Capital, LLC